Exhibit (a)(6)

EFiled: Oct 20 2009 6:17PM
EDT Transaction ID 27651613
Case No. 5007-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ANNETTE PALUSKA, Individually and on behalf of all others similarly situated,	) )
)
Plaintiff,	) )
)
v.	) )
)
AVOCENT CORPORATION, WILLIAM H. MCALEER, DAVID P. VIEAU, DOYLE C. WEEKS, MICHAEL J. BORMAN, HAROLD D. COPPERMAN, EDWIN L. HARPER, FRANCIS A. DRAMIS, JR., GLOBE ACQUISITION CORPORATION, and EMERSON ELECTRIC CO.,
	) ) ) ) ) ) )	Civil Action No.
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, by her undersigned attorneys, for her verified class action complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a class action on behalf of the public shareholders of Avocent Corporation (“Avocent” or the “Company”), against the Company and its Board of Directors (the “Board”), to enjoin the proposed acquisition of Avocent by Emerson Electric Co., through its wholly owned subsidiary, Globe Acquisition Corporation (collectively, “Emerson”). On or around October 6, 2009, the defendants caused Avocent to enter into a merger agreement to be acquired by Emerson in a cash transaction by means of an all-cash tender offer (the “Tender Offer”) and second-step merger valued at as much as $1.2 billion (the “Proposed Transaction”). The Tender Offer is currently expected to close on November 12, 2009. As alleged herein, Emerson aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.
     2. Compounding the unfairness of the Proposed Transaction is the Individual Defendants’ attempt to obtain shareholder approval of the Proposed Transaction through materially incomplete and misleading disclosures contained in the Company’s Solicitation/Recommendation Statement filed with the United States Securities and Exchange Commission (“SEC”) on Form SC 14D-9 on October 15, 2009 (the “Solicitation Statement”).
THE PARTIES
     3. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Avocent common stock.
     4. Defendant Avocent is a Delaware corporation and maintains its principal executive offices at 4991 Corporate Drive, Huntsville, Alabama, 35805. Avocent designs, manufactures, licenses, and sells software and hardware products and technologies that provide connectivity and centralized management of information technology (IT) infrastructure in the United States and internationally. Avocent has three divisions: Management Systems, LANDesk, and Connectivity and Control. The Management

Systems division offers products, such as keyboard, video, and mouse (KVM); LCD console trays; serial console; power control; digital extension; management appliances; management software; and embedded manageability technologies, such as intelligent platform management infrastructure and embedded KVM systems. The LANDesk division delivers systems, security, and service management software for desktops, servers, and mobile devices across an enterprise. The Connectivity and Control division provides managed audio visual infrastructure solutions for commercial digital signage, presentation, and rental and staging markets. Avocent’s common stock trades on the NASDAQ under the ticker “AVCT.” As of August 4, 2009, there were 44,351,911 shares of Avocent common stock outstanding.
     5. Defendant William H. McAleer (“McAleer”) has been an Avocent director since July 2000. According to the Company’s Annual Proxy Statement filed with the SEC on Form DEF 14A on April 29, 2009 (the “2009 Proxy”), McAleer is chairperson of the Company’s Audit Committee and is a member of the Compensation Committee and the Acquisition and Strategy Committee.
     6. Defendant David P. Vieau (“Vieau”) has been an Avocent director since April 2001. According to the 2009 Proxy, Vieau is chairperson of the Company’s Compensation Committee and is a member of the Nominating and Governance Committee.
     7. Defendant Doyle C. Weeks (“Weeks”) has been an Avocent director since July 2000 and has served as the Company’s President and Chief Operating Officer since February 2005. Prior to that time, Weeks served as the Company’s Executive Vice

President of Group Operations and Business Development from July 2000 through January 2005.
     8. Defendant Michael J. Borman (“Borman”) has been an Avocent director since July 2008 and has also served as the Company’s Chief Executive Officer since that time.
     9. Defendant Harold D. Copperman (“Copperman”) has been an Avocent director since November 2002. According to the 2009 Proxy, Copperman is chairperson of the Company’s Acquisition and Strategy Committee and is a member of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.
     10. Defendant Edwin L. Harper (“Harper”) has been an Avocent director since July 2000. In April 2003 he was elected as Lead Independent Director and was elected as Chairman of the Board in January 2008. According to the 2009 Proxy, Harper is a member of the Company’s Acquisition and Strategy Committee.
     11. Defendant Francis A. Dramis, Jr. (“Dramis”) has been an Avocent director since November 2002. According to the 2009 Proxy, Dramis is chairperson of the Company’s Nominating and Governance Committee and is a member of the Audit Committee and the Acquisition and Strategy Committee.
     12. Defendant Emerson Electric Co. is a Missouri corporation and maintains its principal executive offices at 8000 West Florissant Avenue, St. Louis, Missouri, 63136. Emerson Electric Co. is a diversified global technology company, engages in designing and supplying product technology and delivering engineering services to various industrial and commercial, and consumer markets worldwide.
     13. Defendant Globe Acquisition Corporation is a Delaware corporation and is a wholly-owned subsidiary of Emerson Electric Co. that was created for the sole purpose of effecting the Proposed Transaction.
     14. The defendants identified in ¶¶ 5-11 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Avocent, and owe plaintiff and Avocent’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.
     15. Each of the Individual Defendants at all times had the power to control and direct Avocent to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Avocent shareholders.
     16. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.
CLASS ACTION ALLEGATIONS
     17. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of herself and the public shareholders of Avocent (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     18. This action is properly maintainable as a class action.
     19. The Class is so numerous that joinder of all members is impracticable. As of August 4, 2009, there were 44,351,911 shares of Avocent common stock outstanding, held by scores, if not hundreds, of individuals and entities scattered throughout the country.
     20. Questions of law and fact are common to the Class, including, among others:
          a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and
          b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.
     21. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     22. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     23. Defendants have acted, or refused to act, on grounds generally applicable, and causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     24. On July 23, 2009, Avocent announced its second quarter 2009 earnings results. The Company reported sales growth compared to the first quarter of 2009 due to the contribution from Avocent’s branded products that were up 10%. The Company also reported operating margin and operational net income improved over the first quarter of 2009 because margins and earnings benefited from an improved sales mix and lower operating costs following the Company’s restructuring initiatives.
     25. On October 6, 2009, Avocent issued a press release wherein it announced it had reached an agreement to be acquired by Emerson for $25.00 per share in an all-cash tender offer, an approximate aggregate value of $1.2 billion. The Tender Offer commenced on October 15, 2009 and is currently expected to close on November 12, 2009.
     26. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is also unfair and grossly inadequate because, among other things, the intrinsic value of Avocent is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability, and established markets.

     27. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, as well as its future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
     28. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Avocent common stock in the Proposed Transaction.
     29. Moreover, to the detriment of Avocent’s shareholders, the terms of the Agreement and Plan of Merger among Avocent and Emerson (the “Merger Agreement”) substantially favor Emerson and are calculated to unreasonably dissuade potential suitors from making competing offers.
     30. The Individual Defendants have agreed to a “No Solicitation” provision in Section 7.04 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if the Board believes that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of Avocent’s shareholders. Section 7.04(a) of the Merger Agreement states, in relevant part:
(a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any

Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal or take any action or make any statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.
[Emphasis added].
     31. Section 7.04 of the Merger Agreement goes on to state that Avocent must notify Emerson of any proposals, offers, or any overtures of interest from other potential suitors and it must provide the identity of those potential suitors. Section 7.04(c) of the Merger Agreement states, in relevant part:
(c) Required Notices. The Board of Directors shall not take any of the actions referred to in Section 7.04 unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a reasonably current basis of the status and material terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any express indication that a Third Party is considering making an Acquisition Proposal, or any request for information relating to the Company or any of its

Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that would reasonably be expected to lead to, result in or facilitate the making of an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and material terms of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describe any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 7.04(c).
[Emphasis added].
     32. Furthermore, Section 7.04 of the Merger Agreement gives Emerson the opportunity to counter any “Superior Proposal” that is made for Avocent. Section 7.04(d) of the Merger Agreement states, in relevant part:
(d) “Last Look.” Further, the Board of Directors shall not make an Adverse Recommendation Change in response to an Acquisition Proposal unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company promptly notifies Parent in writing at least five (5) Business Days before taking that action of its intention to do so, which notice shall attach the most current version of the proposed agreement under which the transaction contemplated by such Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, and (iii) Parent does not make, within the foregoing five (5) Business Day period, a binding offer capable of being accepted by the Company that in the good faith judgment of the Board of Directors is at least as favorable to the stockholders of the Company (in their capacity as such) as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new five (5) Business Day period under this Section 7.04(d)).
[Emphasis added].

     33. The Merger Agreement also grants Emerson an irrevocable one time option (the “Top-Up Option”) to purchase an aggregate number of Avocent shares that, when added to the shares already beneficially owned by Emerson, constitutes one share more than 90% of the Avocent shares outstanding. The Top-Up Option is only exercisable after shares have been purchased pursuant to the Tender Offer and Emerson will pay the same offering price for each Avocent share acquired pursuant to the Top-Up Provision. Section 2.04 of the Merger Agreement states, in relevant part:
Top-Up Option. (a) Subject to Sections 2.04(b) and 2.04(c), the Company grants to Merger Subsidiary, an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase from the Company, up to the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares owned by Merger Subsidiary at the time of the exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully-diluted basis or, at Parent’s election, on a primary basis at the Effective Time (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).
[Emphasis added].
     34. Section 12.04 of the Merger Agreement contains a “Termination Fee” of $35 million, 2.9% of the $1.2 billion that will be paid to shareholders for their stock, as another deal protection device. Moreover, Avocent may be required to reimburse Emerson $7.5 million for out-of-pocket fees and expenses. Moreover, the Termination Fee is payable even in the event the Board terminates the Merger Agreement pursuant to the lawful exercise of its fiduciary duty, which reinforces the notion that the Termination Fee is an improper deterrent to the Board’s seeking the best possible price for Avocent’s shareholders.

     35. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders who might be interested in paying more than Emerson for the Company, and have the effect of limiting the ability of the Company’s stockholders to obtain the best price for their shares.
     36. On October 15, 2009, Avocent filed its Solicitation Statement with the SEC recommending the Proposed Transaction. As alleged below, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to Avocent’s shareholders to enable them to render an informed decision as to whether to tender their shares. This omitted information, if disclosed, would significantly alter the total mix of information available to the average holder of Acocent’s stock.
     37. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of Avocent’s financial advisors:
          a. The Solicitation Statement is materially misleading in that it fails to explain the amount or nature of future investment banking or other financial services that Morgan Stanley & Co. Incorporated (“Morgan Stanley”) is currently providing or expects to provide to Avocent, Emerson, or both. Moreover, the Solicitation Statement is materially misleading in that it fails, in any fashion, to quantify the anticipated fees and revenues to Morgan Stanley for the provision of these services. A reasonable shareholder would find this information material in assessing the ability of Morgan Stanley to render an impartial fairness opinion, as well as how much of Morgan Stanley’s significant $16.5 million compensation is contingent upon the delivery of a fairness opinion in favor of a acquisitive transaction;
          b. The Solicitation Statement is materially misleading in that it fails to disclose critical information concerning the Discounted Cash Flow Analysis conducted by Morgan Stanley. On one hand, the Solicitation Statement provides a set of financial forecasts prepared by management considered by Morgan Stanley in connection with the analyses underlying its fairness opinion. On the other hand, the Solicitation Statement provides that management adjusted those forecasts at least once during the process leading up to the Board’s approval of the Merger Agreement. Nowhere in the Solicitation Statement, however, are any of the management’s original forecasts disclosed. Likewise, the Solicitation Statement fails to disclose what effect these “adjustments” had on the forecast. If, in fact, the adjustments were negative in nature, this information is particularly material because the consideration being offered in the Proposed Transaction appears to be at the low end of the range of values resulting from Morgan Stanley’s Discounted Cash Flow Analysis. Any downward adjustment in these forecasts would have had the effect of skewing the resulting range of values downward, thus making the deal price appear to fall within a range of fairness. Put another way, without these “adjustments,” it is likely that the consideration being offered by Emerson and approved by the Avocent Board would not be fair based on the range of values indicated by the Discounted Cash Flow Analysis. The Solicitation Statement discloses projections of revenue, gross margin, and operating margin; however the level of disclosure is inadequate for an investor to calculate net cash flow. Without disclosing projections of net cash flow, forecasts of tax rates, deferred taxes, working capital adjustments, and capital spending requirements are necessary for shareholders to better understand the discounted cash flow analysis performed by Morgan Stanley. The Solicitation Statement also is materially misleading in that it fails to disclose the key assumptions underlying Morgan Stanley’s selection of discount rates and implied perpetuity growth rates. The Solicitation Statement also does not disclose whether Morgan Stanley considered, or management prepared, various cases or scenarios for the financial forecasts;
          c. The Solicitation Statement discloses that during a meeting on October 4, 2009, the day before the Board approved the Proposed Transaction, the Board considered a new proposal regarding the treatment of certain Company equity awards. The Solicitation Statement, however, fails to disclose any details concerning this discussion, the proposal by Emerson, or the financial impact it would have upon the Company’s management and directors. The Solicitation Statement is materially misleading in that regard, as a reasonable shareholder would find such information material, especially considering the fact that it could have a direct affect on the people negotiating and approving a deal with Emerson, and place their interests at odds with the Company’s other shareholders;
          d. The Solicitation Statement is materially misleading in that it fails to describe or quantify the synergies considered by Morgan Stanley and the Avocent Board in approving the Merger Agreement. This information is material to stockholders who wish to understand and confirm, among other things, the value to them of the

Company being acquired by a synergistic buyer that can offer increased consideration, and whether such factors were considered by the Board under the circumstances;
          e. The Solicitation Statement is materially misleading in that it does not disclose why the Board deemed it appropriate to approve a merger agreement with such a high, combined termination fee and expense provision after abandoning a provision that required a post-signing market check. A reasonable shareholder would find this information material because the excessive termination fee and expense provisions serve to deter potential third party buyers who otherwise may have pursued negotiations with the Company before the Merger Agreement was approved or as the result of a post-signing market check;
          f. The Solicitation Statement is materially misleading in that it fails to disclose certain critical information concerning the Comparable Companies Analysis performed by Morgan Stanley in connection with its Fairness Opinion in support of the Proposed Transaction. Specifically, the Solicitation Statement is materially misleading in that it fails to disclose sufficient information concerning the selection criteria for the companies considered. The Solicitation Statement also critically fails to disclose which if any, companies Morgan Stanley excluded from this analysis and for what reason. The Solicitation Statement indicates that Morgan Stanley analyzed price per share (“P”) divided by calendar year 2010 estimated earnings per share (“EPS”) to derive the implied value of Avocent, but it does not indicate the rationale for the selection of this valuation metric or why pricing multiples of other operating measures such as revenue; earnings before interest, taxes, depreciation, and amortization (“EBITDA”); operating income; or

book value were not observed. Morgan Stanley also failed to disclose the individual multiples for each comparable company or its rationale in selecting a P / 2010 EPS range of 9.0x-11.0x to apply to Avocent’s estimated EPS. This selected range does not provide an independent investor enough information to determine whether this multiple range is appropriate because Morgan Stanley fails to disclose summary statistics or any other information regarding the observed comparable company pricing multiples;
          g. The Solicitation Statement discloses that Morgan Stanley performed a Leveraged Buyout (“LBO”) Analysis based on forecasts of 2015 EBITDA and 2014 cash and debt balances, however the source or basis of these forecasts is not disclosed. The Solicitation Statement only discloses revenue and margin projections through 2012. If projections exist beyond 2012, it is important that these forecasts are made available to shareholders. The LBO analysis contains the selection of a 6.0x -7.0x multiple of 2015 EBITDA for a financial sponsor to monetize its investment in Avocent, yet Morgan Stanley fails to disclose the rationale behind this selected range;
          h. The Solicitation Statement contains disclosure of Morgan Stanley’s Premia Paid Analysis. However, this analysis is materially insufficient because it omits the inclusion of premia paid to acquire companies comparable to Avocent. Morgan Stanley selected a premium range of 25% to 50% based on all observed cash transactions since September 2007, but failed to disclose summary statistics or other information regarding the observed premia. It is material for shareholders to have knowledge of the detailed observations and/or summary statistics of these observed transactions to determine whether Morgan Stanley’s selected range is appropriate. The

Solicitation Statement omits any mention of a precedent transaction analysis performed by Morgan Stanley to analyze pricing multiples paid in acquisitions of target companies deemed comparable to Avocent. Precedent transactions analyses are ordinarily and customarily included as part of a fairness opinion, and the absence of any such analysis in this instance is noteworthy. It is material for Morgan Stanley to disclose why it did not consider or review transactions of target companies in the information technology infrastructure space. Pricing indications from transactions involving comparable targets would provide shareholders material information to evaluate the tender offer and determine whether or not to tender their shares; and
          i. The Solicitation Statement discloses generic projections concerning anticipated synergies to be realized in a potential acquisition of Avocent. In light of this speculation, the Solicitation Statement is materially misleading in that it fails to disclose the actual projected synergies to be gained by the proposed acquisition of the Company by Emerson. This information is material to a reasonable stockholder trying to determine whether Board obtained the best price reasonably available by understanding the potential cost savings that will be realized through the Proposed Transaction and whether those savings could have resulted in higher per share consideration for the Company.
COUNT I
(Breach of Fiduciary Duty against the Individual Defendants)
     38. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

     39. As members of the Company’s board of directors, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Avocent’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Avocent’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Avocent’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Avocent; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.
     40. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.
     41. As alleged herein, defendants have initiated a process to sell Avocent that undervalues the Company and vests them with benefits that are not shared equally by Avocent’s public shareholders — a clear effort to take advantage of the temporary depression in Avocent’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Avocent at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Avocent’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.
     42. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.
     43. Plaintiff and the members of the Class have no adequate remedy at law.
COUNT II
(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)
     44. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     45. Defendants have already caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. Defendants have an obligation to be complete and accurate in their disclosures.
     46. The Solicitation Statement fails to disclose material financial information, including financial information and information necessary to prevent the statements contained therein from being misleading.
     47. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiffs and the Class will be stripped of their ability to make an informed decision on whether to vote in favor of the Proposed Transaction, and thus are damaged thereby.
     48. Plaintiff and the members of the Class have no adequate remedy at law.
COUNT III
(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against
Avocent and Emerson)
     49. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     50. Defendants Avocent and Emerson knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Avocent provided, and Emerson obtained, sensitive non-public information concerning Avocent’s operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.
     51. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Avocent shares.
     52. Plaintiff and the members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:
     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;
     C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;
     D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;
     E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and
     F. Granting such other and further relief as this Court may deem just and proper.

Dated: October 20, 2009	RIGRODSKY & LONG, P.A.
	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347) Timothy J. MacFall 919 N. Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310 Attorneys for Plaintiff

OF COUNSEL:
GLANCY BINKOW & GOLDBERG LLP
Lionel Z. Glancy
Richard A. Maniskas
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
(310) 201-9150

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